Exhibit 99.1

PRESS RELEASE

AC Immune Progress Update on Phase 2 Active Immunotherapy Clinical Pipeline for Alzheimer's and Parkinson's diseases

•	ABATE Phase 1b/2 AD trial of ACI-24.060 completed enrollment of cohorts 1 and 2 and is expected to complete cohort 3 in January; 6-month and 12-month amyloid PET data expected in H1 & H2 2024, respectively

•	ReTain Phase 2b clinical trial of ACI-35.030 in preclinical AD being launched now by partner

•	VacSYn Phase 2 PD trial of ACI-7104.056 completed enrollment of cohort 1 and commenced cohort 2; safety and immunogenicity update expected in H2 2024

•	Cash for operations extends into 2026 with USD50 million equity financing and ACI-35.030-related milestones

Lausanne, Switzerland, January 3, 2024 – AC Immune SA (NASDAQ: ACIU), a clinical-stage biopharmaceutical company pioneering precision medicine for neurodegenerative diseases, today provided an update on positive progress in its active immunotherapy programs, with three Phase 2 trials progressing to key clinical milestones in 2024.

Dr. Andrea Pfeifer, CEO of AC Immune SA, commented: “AC Immune has continued steady clinical development progress throughout 2023, and we end the year in a very strong position. We now have three active immunotherapies from our precision medicine pipeline in Phase 2 clinical testing, with key milestones for ACI-24.060 in 2024. We are moving ever closer to delivering therapeutics that use the immune system to slow the onset and ultimately prevent neurodegenerative diseases, much like vaccines for infectious disease. To succeed, we must pursue earlier diagnoses and begin using active immunotherapies before permanent damage occurs to neurons.”

“Our financial position was reinforced in December by our successful USD50 million equity offering, which was supported by some of the world’s preeminent specialist investors, as well as a CHF15 million milestone payment. This was the first of two payments from our partner relating to the Phase 2b ReTain trial of ACI-35.030 in preclinical AD patients. With the second milestone payment expected in 2025, we have sufficient financing to support operations into 2026.”

ACI-24.060: AC Immune’s wholly-owned anti-amyloid beta (Abeta) active immunotherapy (vaccine)-candidate. The ABATE randomized, double-blind, placebo-controlled Phase 1b/2 trial of ACI-24.060 for treatment of Alzheimer’s disease (AD) continues fully blinded, with cohorts 1 and 2 enrolled and cohort 3 enrollment to be completed in January. Following data safety monitoring board (DSMB) review, no safety concerns have been raised to date, consistent with previous results. Immunogenicity of the vaccine is very encouraging with clear evidence of anti-Abeta antibody responses against toxic Abeta species observed in the blinded data. The six-month Abeta positron emission tomography (PET) imaging results are expected in H1 2024, and the 12-month Abeta PET data are expected in H2 2024.

PRESS RELEASE

ACI-7104.056: AC Immune’s wholly-owned anti-alpha-synuclein (a-syn) active immunotherapy, to treat Parkinson’s disease (PD). Enrollment of cohort 1 in the Phase 2 VacSYn clinical trial evaluating ACI-7104.056, is completed, with 16 patients randomized, and cohort 2 enrollment and randomization has begun. No safety concerns have been reported to date with no reports of moderate or severe adverse events. Safety and immunogenicity updates from the trial will be reported in H2 2024.

ACI-35.030: AC Immune’s partnered investigational targeted active immunotherapy, selective for pathological phosphorylated Tau (pTau). As recently announced, AC Immune’s development partner launched ReTain, a Phase 2b clinical study to evaluate ACI-35.030 (JNJ-64042056) in patients with preclinical AD. The trial will randomize approximately 500 pre-symptomatic participants with confirmed early-stage Tau pathology and treat them for a four-year period, with interim analyses potentially allowing for acceleration towards a regulatory filing. Under the terms of the licensing agreement, AC Immune has received a milestone payment of CHF15 million and expects to receive another milestone payment of CHF 25 million related to achieving an undisclosed enrollment target in 2025.

About AC Immune SA

AC Immune SA is a clinical-stage biopharmaceutical company that aims to become a global leader in precision medicine for neurodegenerative diseases, including Alzheimer’s disease, Parkinson’s disease, and NeuroOrphan indications driven by misfolded proteins. The Company’s two clinically validated technology platforms, SupraAntigen® and Morphomer®, fuel its broad and diversified pipeline of first- and best-in-class assets, which currently features sixteen therapeutic and diagnostic programs, five of which are currently in Phase 2 clinical trials and one of which is in Phase 3. AC Immune has a strong track record of securing strategic partnerships with leading global pharmaceutical companies, resulting in substantial non-dilutive funding to advance its proprietary programs and >$3 billion in potential milestone payments.

SupraAntigen® is a registered trademark of AC Immune SA in the following territories: AU, EU, CH, GB, JP, RU, SG and USA. Morphomer® is a registered trademark of AC Immune SA in CN, CH, GB, JP, KR, NO and RU.

The information on our website and any other websites referenced herein is expressly not incorporated by reference into, and does not constitute a part of, this press release.

For further information, please contact:

Head of Investor Relations & Corporate Communications Gary Waanders, Ph.D., MBA AC Immune Phone: +41 21 345 91 91 Email: gary.waanders@acimmune.com	U.S. Investors Corey Davis, Ph.D. LifeSci Advisors Phone: +1 212 915 2577 Email: cdavis@lifesciadvisors.com

International Media Chris Maggos Cohesion Bureau Phone: +41 79 367 6254 Email: chris.maggos@cohesionbureau.com

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PRESS RELEASE

Forward looking statements

This press release contains statements that constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are statements other than historical fact and may include statements that address future operating, financial or business performance or AC Immune’s strategies or expectations. In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “projects,” “potential,” “outlook” or “continue,” and other comparable terminology. Forward-looking statements are based on management’s current expectations and beliefs and involve significant risks and uncertainties that could cause actual results, developments and business decisions to differ materially from those contemplated by these statements. These risks and uncertainties include those described under the captions “Item 3. Key Information – Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in AC Immune’s Annual Report on Form 20-F and other filings with the Securities and Exchange Commission. Forward- looking statements speak only as of the date they are made, and AC Immune does not undertake any obligation to update them in light of new information, future developments or otherwise, except as may be required under applicable law. All forward-looking statements are qualified in their entirety by this cautionary statement.

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